JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

July 16, 2025

Mr. David Manion

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	World Funds Trust (the "Trust') (File Nos. 811-22172 and 333-148723)

Dear Mr. Manion:

The staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) recently provided comments relating to the annual shareholder report filings on Form N-CSR (the “Shareholder Reports”) with respect to the Trust and its series, the Curasset Capital Management Core Bond Fund and Curasset Capital Management Limited Term Income Fund (the “Curasset Funds”), for the fiscal year ended September 30, 2024, and the Vest US Large Cap 10% Buffer Strategies VI Fund and Vest US Large Cap 20% Buffer Strategies VI Fund (the “Vest Funds”) (collectively, the “Vest Funds”) for their fiscal year ended December 31, 2024, as filed with the Commission on December 9, 2024 and February 24, 2025, respectively. This letter responds to those comments and is being submitted in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Curasset Funds

1.	Comment: The Staff notes that in the Schedule of Investments for the Curasset Funds, the category of asset-backed bonds is very broad and includes mortgages (including U.S. Government Agency backed securities), automotive and other types of asset-backed securities. The Staff believes that industry practice would have separate categories for U.S. backed asset-backed securities. Please explain why U.S. Government Agency securities are included in asset-backed securities category. Please consider breaking out the classifications further in future financial statements.

Response: While the Trust believes that the previous presentation complied with the requirements of footnote 2 of Regulation S-X Rule 12-12, the Trust will break out the classifications of asset-backed securities further in future financial statements.

Mr. Manion
U.S. Securities and Exchange Commission
July 16, 2025

Vest Funds

2.	Comment: The Staff notes that the Vest Funds are fully waiving advisory fees and reimbursing expenses in accordance with the expense limitation arrangements for the Vest Funds. Please explain why the Statement of Assets and Liabilities reflects a “Due to Adviser.”

Response: The Adviser expense reimbursements are based, in part, on estimated expenses during the fiscal year. Upon completion of the year-end reconciliation it was determined that the amount reimbursed exceeded the final year-end expense reimbursement required thereby resulting in an amount Due to Adviser at December 31, 2024.

Curasset Funds and Vest Funds

3.	Comment: The Staff notes in the Key Fund Statistics in the Tailored Shareholder Report (“TSR”) for the Curasset Funds and the Vest Funds, the Advisory Fee Rate is reported as the gross fees paid. The Staff notes that Instruction 2 of Item 27.A(e) of Form N-1A calls for an effective advisory fee rate. The Staff requests that the Trust report this data point accurately in the future TSRs.

Response: The Trust will report the effective advisory fee rate in future TSRs.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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